[Modern Woodmen of America Letterhead]

April 28, 2021

VIA EDGAR and E-MAIL

Mr. Michael Kosoff

Senior Special Counsel

Disclosure Review Office #3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Modern Woodmen of America
Post-Effective Amendment No. 28 to Registration Statement on Form N-4
For Modern Woodmen of America Variable Annuity Account
File No. 333-63972

Mr. Kosoff:

On behalf of Modern Woodmen of America (the “Society”) and Modern Woodmen of America Variable Annuity Account (the “Account”), we have filed this letter as correspondence via EDGAR to the above-referenced Post-Effective Amendment No. 28 (the “Amendment”) to the Form N-4 Registration Statement for the Account (the “Registration Statement”).  This letter provides the Society’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 27 (the “Prior Amendment”) to the Registration Statement in a phone call with outside counsel for the Society on April 7, 2021.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Society’s response.

Key Information Table

1.                                      Please remove the introductory narrative before the table.

Response:                                         The Society has complied with the Staff comment.

2.                                      In the “Charges for Early Withdrawal” row, please remove the parenthetical “(Surrender Charge)” from the row heading.

Response:                                         The Society has complied with the Staff comment.

3.                                      In the “Ongoing Fees and Expenses” row, please consider removing footnote 1 which explains how the base certificate fee is calculated.

Response:                                         The Society appreciates the Staff’s comment. However, after careful consideration, the Society has respectfully elected to retain this disclosure because we believe it is helpful to the certificate holder to understand which charges are included in the base certificate fee.

4.                                      In the “Ongoing Fees and Expenses” row, please include in the “Highest Annual Cost” column of the “Lowest and Highest Annual Cost” table a bullet that reflects the assumed optional benefits, to mirror the bullets in the “Lowest Annual Cost” column.

Response:                                         The Society has complied with the Staff comment.

5.                                      In the “Risks” section of the table, please revise the cross-references in the “Location in Prospectus” column to match the heading in the Table of Contents precisely.

Response:                                         The Society has complied with the Staff comment.

6.                                      In the “Insurance Company Risks” row, please add the parenthetical “(including the Declared Interest Option)” to the disclosure of the obligations subject to the claims-paying ability of the Society.

Response:                                         The Society has complied with the Staff comment.

7.                                      In the “Exchanges” row, please revise the disclosure so that it more closely conforms to the language of Form N-4, Item 2, Instruction 6(b). Specifically, the direction of the contract exchange scenario should be that in which an investment professional offers a new contract in place of the existing Certificate, rather than the Certificate in place of an existing contract.

Response:                                         The Society has complied with the Staff comment.

Overview of the Certificate

8.                                      In the “Phases of the Certificate” subsection, please clarify that you may be unable to take withdrawals once you enter the annuity phase.

Response:                                         The Society has complied with the Staff comment.

Fee Tables

9.                                      Please make the opening narrative to the tables bold text.

Response:                                         The Society has complied with the Staff comment.

10.                               Under “Base Certificate Expenses,” please consider removing the parenthetical identifying the mortality and expense risk charge.

Response:                                         The Society appreciates the Staff’s comment. However, after careful consideration, the Society has respectfully elected to retain this disclosure because we believe it provides important information to the certificate holder regarding which charges are included in the base certificate expenses.

11.                               Under “Annual Investment Option Operating Expenses,” please remove footnote 6 regarding non-contractual fee waivers.

Response:                                         The Society has complied with the Staff comment.

Principal Risks of Investing in the Certificate

12.                               Please confirm all principal risks are disclosed, and include insurance company risks which were cross-referenced to this section in the Key Information Table.

Response:                                         The Society confirms that all principal risks have been disclosed. The Society has included disclosure of insurance company risks, which is now referred to as society risk.

Description of Annuity Certificate

13.                               Please move the “Business Disruption and Cyber Security Risks” subsection to either the principal risks section of the Prospectus or the non-principal risks section of the Statement of Additional Information, as applicable.

Response:                                         The Society has moved this disclosure to the principal risks section of the Prospectus.

The Declared Interest Option

14.                               Please consider whether the italicized paragraph regarding liabilities of fraternal benefit societies should be disclosed as a principal risk.

Response:                                         The Society has decided that this disclosure would not be properly categorized as a principal risk given that the risk the Certificates would become impaired as described in the subject paragraph is extremely low.

Charges and Deductions

15.                               In the “Mortality and Expense Risk Charge” subsection, consider renaming the section or otherwise reconciling it with the base contract expense, to avoid confusion with the Fee Table.

Response:                                         The Society has included a statement explaining that the charge is included in the base contract expense.

Appendix A: Investment Options Available Under the Certificate

16.                               Please consolidate the “Investment Option” and “Adviser/Sub-Adviser” columns so that they appear as a single column.

Response:                                         The Society has complied with the Staff comment.

17.                               In the “Current Expense Ratio” column, please include a footnote regarding expense reimbursement waivers, as applicable.

Response:                                         The Society has complied with the Staff comment.

18.                               Please remove the rows that state the fund trust names and consolidate the trust names into the fund names as applicable.

Response:                                         The Society has complied with the Staff comment.

Part C

19.                               In Item 27, please renumber the Exhibits to match the alphabetical listing in Form N-4, Item 27.

Response:                                         The Society has complied with the Staff comment.

Exhibit (17) — Initial Summary Prospectus

20.                               In the heading “Important Information You Should Know About The Certificate,” please change the word “Know” to “Consider” and update the Table of Contents to reflect the change.

Response:                                         The Society has complied with the Staff comment.

*                                         *                                         *

The Society believes that it has responded to all Staff comments.  If you have any questions regarding this letter, please contact me at the above number, or our counsel Thomas

Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/

Shea Doyle

Assistant General Counsel

Modern Woodmen of America

cc:                                Ms. Abigail Waeyaert

Mr. Thomas Bisset

Mr. Timothy Graves